                                                      Filed by D.R. Horton, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Commission File Number: 0-32461
                                            Subject Company: Schuler Homes, Inc.


On January 22, 2002, D.R. Horton, Inc. released the following press release announcing its financial results for the first quarter ended December 31, 2001.

                                    * * * * *

                                           Sam Fuller, CFO; Stacey H. Dwyer, EVP
                             101 Ascension Blvd., Suite 100, Arlington, TX 76006
                                                                    817-856-8200
                                                                January 22, 2002

       D.R. HORTON, INC. REPORTS 47% INCREASE IN FIRST QUARTER NET INCOME

QUARTER HIGHLIGHTS

                o 47% INCREASE IN CONSOLIDATED NET INCOME
                o 42% INCREASE IN DILUTED EARNINGS PER SHARE
                o 31% INCREASE IN CONSOLIDATED REVENUE
                o 22% INCREASE IN NET NEW SALES CONTRACTS
                o 19% INCREASE IN SALES CONTRACT BACKLOG
                o 74 BASIS POINT INCREASE IN HOME SALES GROSS PROFIT MARGIN

         ARLINGTON, TEXAS - D.R. Horton, Inc. (NYSE:DHI) Tuesday (January 22,
2002) reported its 97th consecutive quarter of year-over-year growth in profitability, which increased shareholders' equity to a record $1.3 billion. Net income for the quarter ended December 31, 2001 increased 47% to $73.4 million ($0.94 per share), compared to $49.9 million ($0.66 per share) for the same quarter of fiscal year 2001. For the quarter ended December 31, 2001, income before the cumulative effect of a change in accounting principle increased 54% to $73.4 million from $47.8 million. Homebuilding revenues for the quarter increased 30% to $1,135.0 million (5,691 homes closed) from $873.6 million (4,290 homes closed) for the same quarter of fiscal year 2001.

         The Company previously reported record first quarter net new sales contracts. Net new sales contracts for the first quarter of fiscal 2002 increased 22% to 5,144 homes ($1,021.4 million) from 4,229 homes ($900.3 million) for the same period last year. Sales contract backlog at December 31, 2001 increased 19% to 8,716 homes ($1.8 billion) from 7,327 homes ($1.6 billion) last year.

         Donald R. Horton, Chairman of the Board, said, "We are extremely pleased with the Company's first quarter performance, where we once again grew our net income at a faster pace than our revenues. The excellent results of our first quarter, combined with our record backlog for December 31, provide a solid foundation for achieving our 25th consecutive year of growth and profitability."

         "This is an especially exciting time for our Company as we look forward to welcoming Jim Schuler and the Schuler companies into the D.R. Horton family of companies. Both D.R. Horton and Schuler have scheduled shareholder meetings to vote on the merger on February 21, 2002. Shareholders as of January 14, 2002 are invited to attend and vote in person or by proxy. We anticipate closing the merger upon shareholder approval."

         D.R. Horton's earnings release conference call will be today at 11:00 a.m. EST. The number is 800-374-9096, and the call will also be available through a webcast at www.DRHORTON.com.

         Founded in 1978, D.R. Horton, Inc. is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. The Company currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Mareli, Milburn, Regency, SGS Communities, Torrey and Trimark names in 20 states and 38 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its subsidiaries CH Mortgage, DRH Title Company, Principal Title, Travis Title Company, Metro Title Company, Century Title Company and Custom Title Company.

         Portions of this document may constitute "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Although the Company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to the Company as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise. Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: changes in general economic, real estate and business conditions; changes in interest rates and the availability of mortgage financing; governmental regulation and environmental matters; the Company's substantial leverage; competitive conditions within the industry; the availability of capital and the Company's ability to successfully effect growth strategies. Additional information about issues that could lead to material changes in performance is contained in the Company's annual report on Form 10-K and most recent quarterly report on Form 10-Q, which are filed with the Securities and Exchange Commission.

                        WEBSITE ADDRESS: www.DRHORTON.com

                               D.R. HORTON, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                               THREE MONTHS
                                                                                  ENDED
                                                                               DECEMBER 31,
                                                                         ----------------------
                                                                            2000        2001
                                                                         ---------    ---------
                                                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
HOMEBUILDING:
Revenues
     Home sales                                                          $   856.1    $ 1,125.7
     Land/lot sales                                                           17.5          9.3
                                                                         ---------    ---------
                                                                             873.6      1,135.0
                                                                         ---------    ---------
Cost of sales
     Home sales                                                              689.9        898.9
     Land/lot sales                                                           13.5          7.9
                                                                         ---------    ---------
                                                                             703.4        906.8
                                                                         ---------    ---------
Gross profit
     Home sales                                                              166.2        226.8
     Land/lot sales                                                            4.0          1.4
                                                                         ---------    ---------
                                                                             170.2        228.2
Selling, general and administrative expenses                                  91.9        118.4
Interest expense                                                               2.9          1.2
Other (income)                                                                 3.3          2.6
                                                                         ---------    ---------

Operating income from homebuilding                                            72.1        106.0
                                                                         ---------    ---------

FINANCIAL SERVICES:
Revenues                                                                      14.1         24.9
Selling, general and administrative expenses                                  10.1         15.1
Interest expense                                                               1.1          1.3
Other (income)                                                                (1.4)        (3.0)
                                                                         ---------    ---------

Operating income from financial services                                       4.3         11.5
                                                                         ---------    ---------

Income before income taxes                                                    76.4        117.5
Provision for income taxes                                                    28.6         44.1
                                                                         ---------    ---------

Income before cumulative effect of change in accounting principle        $    47.8    $    73.4

Cumulative effect of change in accounting principle                            2.1           --
                                                                         ---------    ---------

Net income                                                               $    49.9    $    73.4
                                                                         =========    =========

Amounts per share - basic:
     Income before cumulative effect of change in accounting principle   $    0.64    $    0.95
     Cumulative effect of change in accounting principle                      0.03           --
                                                                         ---------    ---------

     Net income                                                          $    0.67    $    0.95
     Weighted average number of common shares                                 75.0         77.0
Amounts per share - diluted:
     Income before cumulative effect of change in accounting principle   $    0.63    $    0.94
     Cumulative effect of change in accounting principle                      0.03           --
                                                                         ---------    ---------

     Net income                                                          $    0.66    $    0.94
     Weighted average number of common shares                                 76.1         78.3
                                                                         =========    =========

HOMEBUILDING FINANCIAL DATA:
     Interest amortized to home and land/lot cost of sales               $    18.2     $   22.3
     Depreciation and amortization                                             5.7          5.0
     Interest incurred                                                        29.5         36.7

                                  D.R. HORTON, INC.
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                                                       DECEMBER 31, 2001
                                                       -----------------
                                                         (IN MILLIONS)

                        ASSETS
HOMEBUILDING:
Cash and cash equivalents                                  $     22.1
Inventories                                                   2,980.1
Property and equipment (net)                                     55.1
Other assets                                                    207.9
Excess of cost over net assets acquired (net)                   136.7
                                                           ----------

                                                              3,401.9
                                                           ----------
FINANCIAL SERVICES:
Cash and cash equivalents                                         9.9
Mortgage loans held for sale                                    233.9
Other assets                                                     13.9
Excess of cost over net assets acquired (net)                     1.2
                                                           ----------

                                                                258.9
                                                           ----------
                                                           $  3,660.8
                                                           ==========
                      LIABILITIES
HOMEBUILDING:
Accounts payable and other liabilities                     $    465.6
Notes payable:
      Revolving credit facility due 2002                           --
      8 3/8% senior notes due 2004, net                         149.0
      10 1/2% senior notes due 2005, net                        199.5
      10% senior notes due 2006, net                            147.7
      8% senior notes due 2009, net                             383.3
      9 3/4% senior subordinated notes due 2010, net            148.9
      9 3/8% senior subordinated notes due 2011, net            199.7
      7 7/8% senior notes due 2011, net                         198.3
      Zero coupon convertible senior notes due 2021, net        204.2
      Other                                                      69.3
                                                           ----------
Total notes payable                                           1,699.9
                                                           ----------

                                                              2,165.5
                                                           ----------
FINANCIAL SERVICES:
Accounts payable and other liabilities                            7.9
Notes payable                                                   154.8
                                                           ----------

                                                                162.7
                                                           ----------

                                                              2,328.2
                                                           ----------

Minority interests                                                9.3
                                                           ----------
                 STOCKHOLDERS' EQUITY
Common stock                                                      0.8
Additional capital                                              708.3
Retained earnings                                               614.2
                                                           ----------

                                                              1,323.3
                                                           ----------

                                                           $  3,660.8
                                                           ==========

                                D.R. HORTON, INC.
                                ($'s in millions)

                             NET NEW SALES CONTRACTS


                                 THREE MONTHS ENDED DECEMBER 31,
                            -----------------------------------------
                                   2000                  2001
                            -------------------   -------------------
                             UNITS       $'S       UNITS       $'S
                            --------   --------   --------   --------

MID-ATLANTIC                     550   $  128.4        628   $  128.1

MIDWEST                          326       80.1        388       96.9

SOUTHEAST                        548       98.0        735      118.3

SOUTHWEST                      1,679      277.8      2,332      379.2

WEST                           1,126      316.0      1,061      298.9
                            --------   --------   --------   --------

                               4,229   $  900.3      5,144   $1,021.4
                            ========   ========   ========   ========

                                 HOMES DELIVERED

                                 THREE MONTHS ENDED DECEMBER 31,
                            -----------------------------------------
                                   2000                  2001
                            -------------------   -------------------
                             UNITS       $'S       UNITS       $'S
                            --------   --------   --------   --------

MID-ATLANTIC                     595   $  133.9        595   $  125.1

MIDWEST                          488      118.7        463      118.7

SOUTHEAST                        565      100.2        888      154.9

SOUTHWEST                      1,792      288.5      2,571      432.6

WEST                             850      214.8      1,174      294.4
                            --------   --------   --------   --------

                               4,290   $  856.1      5,691   $1,125.7
                            ========   ========   ========   ========


                             SALES CONTRACT BACKLOG

                                           DECEMBER 31,
                            -----------------------------------------
                                   2000                  2001
                            -------------------   -------------------
                             UNITS       $'S       UNITS       $'S
                            --------   --------   --------   --------

MID-ATLANTIC                     778   $  202.0        855   $  193.3

MIDWEST                          738      186.8        843      241.0

SOUTHEAST                        970      175.6      1,311      216.9

SOUTHWEST                      3,076      540.8      3,996      684.6

WEST                           1,765      475.9      1,711      493.7
                            --------   --------   --------   --------

                               7,327   $1,581.1      8,716   $1,829.5
                            ========   ========   ========   ========

D.R. Horton and Schuler Homes will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and other relevant documents, including annual reports on Form 10-K and quarterly reports on Form 10-Q, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by D.R. Horton free of charge by requesting them in writing from Investor Relations, D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, or by telephone at (817) 856-8200. You may obtain documents filed with the SEC by Schuler Homes free of charge by requesting them in writing from Investor Relations, Schuler Homes, Inc., 400 Continental Blvd., Suite 100, El Segundo, California 90245, or by telephone at (310) 648-7200.

D.R. Horton and Schuler Homes, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of D.R. Horton and Schuler Homes in connection with the merger. Information about the interests of directors and executive officers of D.R. Horton is set forth in the proxy statement for D.R. Horton's 2001 Annual Meeting of Stockholders. Information about the interests of directors and executive officers of Schuler Homes is set forth in the proxy statement for Schuler Homes' 2001 Annual Meeting of Stockholders. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE.